UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of E&P asset in the Paraná Basin

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Rio de Janeiro, December 20, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the release disclosed on 08/03/2021, informs that it signed today with Ubuntu Engenharia e Serviços Ltda a contract for the sale of its total stake in the concession PAR-T-198_R12, located onshore, in the Paraná Basin.

The total value of the transaction is US$ 31 thousand and the closing is subject to compliance with precedent conditions and approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the company's strategy of portfolio management and capital allocation improvement, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About the Paraná Basin block

The PAR-T-198_R12 Concession, located in the far west of the State of São Paulo, was acquired in the 12th ANP Bidding Round in 2013 and is currently in the 1st Exploratory Period and with the Minimum Exploratory Program (MEP) commitments already fully met. Petrobras holds 100% interest in the concession.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer